PROSPECTUS

THOMAS & BETTS CORPORATION

Common Stock

85,566 Shares

     The shareholders of Thomas & Betts Corporation ("Thomas & Betts", the "Registrant" "we", "us" or "our") listed below are offering and selling 85,566 shares of Thomas & Betts common stock, $0.10 par value per share, under this prospectus.

     The selling shareholders obtained their shares of Thomas & Betts common stock on September 14, 1999 when we acquired all of the issued and outstanding capital stock of Shamrock Conduit Products, Inc.

     The selling shareholders may offer their Thomas & Betts common stock through public or private transactions, on the New York Stock Exchange or in the over-the-counter market, at prevailing market prices, or at privately negotiated prices. We will pay all the expenses of the registration of common stock by the selling shareholders other than underwriting discounts and commissions and transfer taxes, if any. We estimate these expenses will be $28,655.80.

     Our common stock is listed on the New York Stock Exchange under the symbol "TNB." On December 31, 1999, the closing price of Thomas & Betts common stock was $31.875.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAS APPROVED OR DISAPPROVED OF THE THOMAS & BETTS COMMON STOCK TO BE ISSUED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 6, 2000

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT.

THOMAS & BETTS CORPORATION

    Thomas & Betts designs, manufactures and markets, on a global basis, electrical and electronic connectors and components and has manufacturing facilities and marketing activities in North America, Europe and the Far East. Our products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers, and directly to original equipment manufacturer ("OEM") markets.

    Thomas & Betts operates in three business segments—Electrical, Electronic OEM and Communications. The Electrical segment includes a broad package of electrical connectors, components and accessories—primarily fasteners, fittings, connectors, boxes and covers, metal framing, grounding and lighting. Electrical construction and maintenance components are sold primarily in North America, and manufactured and assembled at facilities located in the United States, Puerto Rico, Canada and Mexico. The Electronic OEM segment manufactures and markets electronic connectors and components for use in high-speed professional electronics, mobile communications and automotive applications involving miniaturization, surface-mounts, electro-magnetic interference and multiplexing. Electronic components are sold in North America, Europe and Asia, and manufactured at facilities in the United States, Europe, Mexico, Japan and Singapore. The Communications segment manufactures and sells a package of drop-line hardware, connectors, fasteners, fiber optics, grounding and accessories for use in cable television, telecommunications and data communications network applications in the United States, Europe and Canada. We also produce heaters, heating and ventilation systems and transmission poles and towers for transmission and distribution of electric power which are sold primarily in North America and Europe and manufactured in the United States, Europe and Mexico.

    Selective acquisitions have been made to broaden Thomas & Betts' business worldwide. We are currently evaluating several acquisition possibilities and expect to do so from time to time in the future. We will finance acquisitions through the issuance of private or public debt or equity, internally generated funds or a combination of the foregoing.

    Thomas & Betts was established in 1898 as a sales agency for electrical wires and raceways and was incorporated in New Jersey in 1917 and reincorporated in Tennessee in May 1996. Our executive offices are located at 8155 T&B Boulevard, Memphis, Tennessee 38215, telephone number (901) 252-8000.

USE OF PROCEEDS

    All net proceeds from the sale of Thomas & Betts shares of common stock will go to the selling shareholders. Thomas & Betts will not receive any of the proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

    The summary of the terms of the capital stock of Thomas & Betts set forth below does not purport to be complete and is qualified by reference to our charter and bylaws.

Authorized Capital Stock

    The authorized capital stock of Thomas & Betts currently consists of 250,000,000 shares of common stock, $0.10 par value, and 1,000,000 shares of preferred stock, $0.10 par value, issuable in series. As of December 31, 1999, there were outstanding 57,820,312 shares of Thomas & Betts common stock. As of December 31, 1999, there were no shares of Thomas & Betts preferred stock outstanding, but 300,000 shares of Thomas & Betts preferred stock have been reserved in connection with the Thomas & Betts Series A Participating Cumulative Preferred Stock Purchase Rights described below under "Preferred Stock Purchase Rights."

Common Stock

    A holder of Thomas & Betts common stock is entitled to one vote per share for each share held of record on all matters voted on by shareholders, including the election of directors, and is entitled to participate equally in dividends when and as such dividends may be declared by the Thomas & Betts board of directors out of legally available funds. As a Tennessee corporation, we are subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of Thomas & Betts, holders of Thomas & Betts common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of Thomas & Betts indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of Thomas & Betts preferred stock. The holders of Thomas & Betts common stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of Thomas & Betts common stock are validly issued, fully paid and non-assessable.

Dividends

    Holders of Thomas & Betts common stock are entitled to receive dividends when, as and if declared by the Thomas & Betts board of directors out of funds legally available, subject to the rights of the holders of any outstanding shares of Thomas & Betts preferred stock. The holders of Thomas & Betts common stock will share equally, share for share, in such dividends.

Preferred Stock

    As of December 31, 1999, no shares of Thomas & Betts preferred stock were issued or outstanding. Under our charter, the Thomas & Betts board of directors has the authority, without further shareholder approval but subject to certain limitations set forth in our charter, to create one or more series of Thomas & Betts preferred stock, to issue shares of Thomas & Betts preferred stock in such series up to the maximum number of shares of the relevant class of Thomas & Betts preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.

Voting Rights

    Holders of the Thomas & Betts preferred stock will have no right to vote for the election of directors of Thomas & Betts or on any other matter unless a vote of such class is required by Tennessee law, our charter or a series resolution by the Thomas & Betts board of directors.

Transfer Agent and Registrar

    First Chicago Trust Company, a division of Equiserve, P.O. Box 2536, Mail Stop 4694, Jersey City, New Jersey 07303-2536, is the transfer agent and registrar for the Thomas & Betts common stock.

Preferred Stock Purchase Rights

    On December 3, 1997, our board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock payable to holders of record as of the close of business on December 15, 1997. Shares of common stock issued after that date and prior to the distribution date (or, if sooner, December 15, 2000) will be issued with a Right attached so that all shares of common stock outstanding prior to the distribution date will have Rights attached.

    The distribution date will occur upon the earlier of:

  •
  10 days following a public announcement or a later day as determined by a majority of the Continuing Directors (as defined below), that a person has acquired beneficial ownership of 15% or more of the outstanding shares of common stock (an "Acquiring Person"); or

  •
  10 days following (or a later day as determined by a majority of the Continuing Directors) the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in that person becoming an Acquiring Person.

    "Continuing Director" means any member of the Thomas & Betts board of directors who was a member of the Thomas & Betts board of directors prior to the time an Acquiring Person becomes an Acquiring Person or any person who is subsequently elected to the Thomas & Betts board of directors if that person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

    Prior to the distribution date:

  •
  common stock certificates will evidence the Rights;

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  Rights will transfer with the common stock;

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  registered holders of the common stock will be deemed to be registered holders of the associated Rights; and

  •
  the Rights are not exercisable.

    After the distribution date:

  •
  First Chicago Trust Company, a division of Equiserve, will mail separate certificates evidencing the Rights to each record holder of the Thomas & Betts common stock as of the close of business on the distribution date;

  •
  the Rights will be transferable separately from the common stock; and

  •
  each Right will be exercisable to purchase, for $200, one two-hundredths of a share of Series A Participating Cumulative Preferred Stock, $0.10 par value per share.

    The terms and conditions of the Rights are set forth in a Rights Agreement dated as of December 3, 1997 between Thomas & Betts and First Chicago Trust Company, a division of Equiserve. The Rights are listed on the New York Stock Exchange.

    If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for $200, a number of shares of common stock having a market value of $400.

    If, after any person has become an Acquiring Person, (1) Thomas & Betts is involved in a merger or other business combination in which it is not the surviving corporation or its common stock is exchanged for other securities or assets, or (2) Thomas & Betts or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of Thomas & Betts and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for $200, a number of shares of common stock of the other party to the business combination or sale (or in certain circumstances, an affiliate) having a market value of $400.

    At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of common stock), a majority of the Continuing Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Thomas & Betts common stock at an exchange ratio of one share of common stock per Right.

    The Thomas & Betts board of directors may redeem all of the Rights at a price of $.005 per Right at any time prior to the close of business on the 10th day after a person has acquired beneficial ownership of 15% or more of the outstanding shares of Thomas & Betts common stock or a later date as may be designated by a majority of the Continuing Directors.

    The Rights will expire on December 15, 2000, unless earlier exchanged or redeemed. The Rights may have an effect of delaying, deferring or preventing a change of control of Thomas & Betts.

SELLING SHAREHOLDERS

    The selling shareholders have acquired 85,566 shares of common stock offered by this prospectus from Thomas & Betts pursuant to an Acquisition Agreement dated September 14, 1999 by and among Thomas & Betts and the owners of record of all of the issued and outstanding capital stock of Shamrock Conduit Products, Inc., pursuant to which Shamrock Conduit Products, Inc. became a wholly-owned subsidiary of Thomas & Betts.

    We may from time to time supplement or amend this prospectus, as required, to provide other information with respect to the selling shareholders.

    The following table sets forth certain information regarding ownership of the selling shareholders' shares. None of the selling shareholders owns in excess of 1% of the Thomas & Betts common stock. No estimate can be given as to the amount of the common stock that will be held by selling shareholders upon termination of this offering, because the selling shareholders may offer all, part or none of the common stock which they hold pursuant to the offering contemplated by this prospectus and because their offering is not being underwritten on a firm commitment basis. Except as set forth in the table below, none of the selling shareholders holds any position or office with, has been employed by, or otherwise has a material relationship with Thomas & Betts, or any of its predecessors or affiliates, other than as equity holders, creditors or employees of Shamrock Conduit Products, Inc.

Name of Selling Shareholder	Number of Shares Beneficially Owned	Number of Shares Being Offered
Joseph H. Green (1)	42,783	42,783
Thomas R. Dowler (2)	42,783	42,783

(1)
Mr. Green served as Vice President, Secretary and Treasurer of Shamrock Conduit Products, Inc. within the past three years and he was a director and principal shareholder of that company before it was acquired by the Registrant. At the time of the acquisition, he became an employee of the Registrant.

(2)
Mr. Dowler served as President of Shamrock Conduit Products, Inc. within the past three years and he was a director and principal shareholder of that company before it was acquired by the Registrant. At the time of the acquisition, he entered into a 6-month consulting contract with the Registrant.

PLAN OF DISTRIBUTION

    The selling shareholders may offer or sell any or all of their shares from time to time (i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of these methods of sale. The selling shareholders may also include donees or pledgees selling shares received from a named selling shareholder after the date of this prospectus.

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares at various times in one or more of the following transactions:

  •
  a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange; or

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers.

    Sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated prior to the sale. In addition, any securities covered by this prospectus which qualify for sale pursuant to SEC Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

    The selling shareholders and any underwriters, dealers or agents that participate in the distribution of their shares may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any profit on the sale of their shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling shareholders may sell their shares from time to time in one or more transactions at a fixed offering price, at varying prices determined at the time of sale or at negotiated prices. Prices will be determined by the selling shareholders or by an agreement between the selling shareholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of common stock contemplated by this prospectus may receive fees or commissions in connection with stock sales.

    At the time a particular offer of common stock is made, to the extent required by the SEC, a supplement to this prospectus will be distributed which will identify and set forth the following:

  •
  the aggregate number of shares of common stock being offered and the terms of the offering;

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price paid by any underwriter for the selling shareholder's shares;

  •
  any discounts, commissions and other items constituting compensation from the selling shareholders or Thomas & Betts;

  •
  any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public; and

  •
  if a selling shareholder notifies Thomas & Betts that a donee or pledgee intends to sell more than 1,000 shares.

    A supplement to this prospectus and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common stock.

    Under applicable rules and regulations of the Securities and Exchange Act of 1934, any person engaged in a distribution of common stock may not simultaneously engage in market making activities with respect to the common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders and any person participating in the distribution of their shares will be subject to applicable provisions of the Securities and Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, the rules and regulations under Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling shareholders.

    In order to comply with certain states securities laws, if applicable, the selling shareholders will only sell their shares through registered or licensed brokers or dealers. In certain states, the selling shareholders may need to register or qualify for sale of their shares in that state, unless an exemption from registration or qualification is available.

    Thomas & Betts has agreed to indemnify the selling shareholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

    Unless otherwise indicated in a prospectus supplement relating to the selling shareholders' shares, Penelope Y. Turnbow, Assistant Secretary and Corporate Counsel of Thomas & Betts, will issue an opinion about the legality of the shares.

EXPERTS

    The consolidated financial statements of Thomas & Betts and its consolidated subsidiaries as of January 3, 1999 and December 28, 1997 and for each of the years in the three-year period ended January 3, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    Thomas & Betts files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

    This Prospectus constitutes a part of a Form S-3 Registration Statement filed with the SEC by Thomas & Betts. As allowed by SEC rules, this document does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

    The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its financial performance.

Thomas & Betts SEC Filings (File No. 1-4682)	Period
Annual Report on Form 10-K	Fiscal Year ended January 3, 1999
Annual Report on Form 10-K/A	Fiscal Year ended January 3, 1999
Quarterly Report on Form 10-Q	Fiscal Quarter ended April 4, 1999
Quarterly Report on Form 10-Q/A	Fiscal Quarter ended April 4, 1999
Quarterly Report on Form 10-Q/A	Fiscal Quarter ended April 4, 1999
Quarterly Report on Form 10-Q	Fiscal Quarter ended July 4, 1999
Quarterly Report on Form 10-Q	Fiscal Quarter ended October 3, 1999
Quarterly Report on Form 10-Q/A	Fiscal Quarter ended October 3, 1999
Current Reports on Form 8-K	Dated	Filed
	January 27, 1999	February 1, 1999
	February 3, 1999	February 12, 1999
	February 5, 1999	February 5, 1999
	April 28, 1999	May 4, 1999
	June 14, 1999	June 15, 1999
	June 29, 1999	July 7, 1999
	August 27, 1999	September 8, 1999
	October 26, 1999	October 27, 1999
	November 17, 1999	November 19, 1999
	December 14, 1999	December 15, 1999
	December 20, 1999	December 20, 1999
Report on Form 8-A	December 12, 1997	December 15, 1997
Report on Form 8B	May 2, 1996	May 2, 1996

    We are also incorporating by reference additional documents that we file with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document. You can obtain a copy of any or all of the documents incorporated by reference through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125
(901) 252-5962
Attn: Renee Johansen
Vice President—Investor Relations